UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14D-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

MaxPoint Interactive, Inc.
(Name of Subject Company)

MaxPoint Interactive, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560
(800) 916-9960
(Name, address, including zip code, and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Please send copies of all communications to:

Glen R. Van Ligten, Esq.
Andrew Y. Luh, Esq.
Richard C. Blake, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd.
Redwood City, California 94063
(650) 321-2400

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), with the Securities and Exchange Commission on September 11, 2017, as previously amended (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Mercury Merger Sub, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Harland Clarke Holdings Corp., (“Parent”), a Delaware corporation, to purchase all of the outstanding shares of MaxPoint’s common stock, par value of $0.00005 per share (the “Shares”), at a purchase price of $13.86 per Share, net to the Company’s stockholders in cash, less any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

 Item 8. Additional Information to Be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Certain Litigation”:

“On September 20, 2017, Anthony Freeborn, alleging himself to be a stockholder of MaxPoint, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of North Carolina (the “Freeborn Complaint”), against MaxPoint and all members of the board of directors of MaxPoint. Among other things, the Freeborn Complaint alleges that the Offer Price inadequately compensates the MaxPoint stockholders for their shares and the Schedule 14D-9 filed by MaxPoint Interactive, Inc. with the SEC on September 11, 2017 made untrue statements of facts and/or omitted material facts necessary to make the statements made not misleading. The suit seeks, among other things, (a) a declaration that this action is properly maintainable as a class action and certification of the plaintiff as class representative and the plaintiff’s counsel as class counsel, (b) an order preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer unless and until the defendants disclose certain alleged material information which purportedly has been omitted from the Schedule 14D-9, (c) an order rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof or granting the plaintiff and the class rescissory damages, (d) an order directing the defendants to account to the plaintiff and the class for all damages suffered as a result of certain alleged wrongdoing, and (e) an award of plaintiff’s costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses. The Company and the Board believe that the allegations are without merit. The foregoing summary of the Freeborn Complaint does not purport to be complete and is qualified in its entirety by reference to the Freeborn Complaint, which is filed as Exhibit (a)(5)(G) to this Schedule 14D-9. As of the filing of this Amendment No. 2 to the Schedule 14D-9, none of the Company and the individual members of the Board has been served with the Freeborn Complaint.”

 Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits on page 40 immediately following the Exhibit listed as Exhibit (a)(5)(F) the Exhibit as follows:

“(a)(5)(G) Complaint filed in the United States District Court for the Eastern District of North Carolina, captioned Anthony Freeborn, Individually and On Behalf of All Others Similarly Situated v. MaxPoint Interactive Inc., Joseph Epperson, Kevin Dulsky, Lynnette Frank, Len K. Jordan, and Augustus Tai.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MaxPoint Interactive, Inc.

By:	/s/ Joseph Epperson
Joseph Epperson
Chief Executive Officer

Dated: September 21, 2017